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                          Prospectus Supplement Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-19077


Supplement dated September 10, 1997 to Proxy Statement/Prospectus of SunSource L.P. dated August 14, 1997


Limited Partner Litigation

                  The Proxy Statement/Prospectus describes on page 48 under the heading "SPECIAL FACTORS - Limited Partner Litigation" a consolidated purported class action brought by two holders of B Interests against the Partnership, the Corporation, the General Partner, Lehman/SDI, Lehman Brothers Holdings Inc. and all of the directors of Lehman/SDI, alleging that the terms of the Conversion unfairly transfer substantial equity to the General Partner to the detriment of the B Interests and constitute a breach of fiduciary duty, breach of contract and breach of a covenant of good faith and fair dealing.

                  The parties to the litigation have reached an agreement in principle to settle and dismiss the action. The settlement is subject to confirmatory discovery by the plaintiffs' counsel, notice to members of the class and approval by the Delaware Chancery Court. The terms of the settlement are: (i) the parties acknowledge that certain modifications to the Conversion Proposal and the disclosures in the Proxy Statement/Prospectus were made, in material part, as a result of the filing of the complaint and subsequent consultations with the plaintiffs' counsel; and (ii) management will recommend to the Board of Directors of the Corporation the payment of an annual dividend of $.40 per share on SunSource Common Stock, it being understood that (a) dividends are subject to the discretion of the Board of Directors in accordance with the ordinary course of business and applicable law (including, without limitation, Sections 170 and 173 of the Delaware General Corporation Law), (b) such dividend payment will depend, among other things, on earnings, financial condition, capital requirements, availability of acquisition candidates, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Board of Directors deems relevant, and (c) there can be no assurance that the foregoing dividends will be adopted or maintained by the Board of Directors. In addition, the defendants have agreed that they will not oppose an award of fees and costs to counsel for the plaintiffs not to exceed $350,000.

                  The defendants expressly deny that there is any basis for the claims in the complaint. However, in recognition of the costs and diversion of management time which would be incurred if the matter were fully litigated to a conclusion, they have determined that it is in the best interests of the Partnership to settle the lawsuit at this time.